                                                       Secure Digital, Inc.

                                                       2 Glenwood Lane

                                                       Huntington New York, 11743

December 21, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington DC

20549

Attention: Ryan Houseal Esq.

Re: Secure Digital, Inc.

We are writing in response to the comment letter dated December 20, 2012.

Prospectus Cover Page

1. Please remove the reference to Section 102(b)(1) of the JOBS Act from the first paragraph. See Rule 421(d).

 We have deleted this reference from the Prospectus cover page

Risk Factors

 “We will not be required to comply with certain provisions of the Sarbanes-Oxley Act…”

2. We refer to prior comment 1. You state in both paragraphs under this risk factor heading that you will not be required to make your first annual assessment of your internal control over financial reporting until your second annual report or until you are no longer an emerging growth company. You will be required to include management’s first assessment of the effectiveness of your internal controls if you no longer remain an emerging growth company. As such, delete the phrase underlined in this comment from your risk factor. Also, more specifically state the risks to investors that result from the fact that management has not assessed the effectiveness of your internal controls over financial reporting and will not do so for a substantial period following the effective date.

We have noted this comment and have revised this section to include the following disclosure.

"Because of the inherent limitations during the first year, internal control over financial reporting may not prevent or detect misstatements to our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, lack of an Audit Committee, Financial Expert, Independent Director or that the degree of compliance with the policies or procedures may deteriorate and become ineffective. Other risks to be considered are, maintaining proper cash controls, including failure to segregate cash handling and accounting functions, and did not require dual signature on the Company’s bank accounts. Additionally, not implementing appropriate information technology controls, the Company retains copies of all financial data and material agreements; however there is no formal procedure or evidence of normal backup of the Company’s data or off-site storage of the data in the event of theft, misplacement, or loss. "

3. The paragraph disclosing that you will not be required to provide an attestation report of an independent registered public accounting firm on management’s report should be preceded by a separate heading that alerts investors to that fact and briefly describes the resulting risks to investors.

We have noted this comment and have revised this section to include the following disclosure.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until we are no longer an “emerging growth company” or smaller reporting company.

At such time we are no longer an “emerging growth company” or smaller reporting company.

our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls and procedures over financial reporting  are documented, designed or implemented. As a result of an adverse report by our independent registered public accounting firm shareholders may not have an accurate financial outlook of the Company, may experience a decline in share price, a decline in trading activity causing a lack of liquidity of their investment.

Yours truly,

/s/Peter Hodyno

Peter Hodyno,  President